UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 000-55929

NorthStar/RXR New York Metro Real Estate, Inc.
(CNI NS/RXR Advisors Merger Subsidiary, LLC, as successor by merger to NorthStar/RXR New York Metro Real Estate, Inc.)
(Exact name of registrant as specified in its Charter)

c/o CNI NS/RXR Advisors Merger Subsidiary, LLC
515 S. Flower Street
44th Floor
Los Angeles, CA 90071
(310) 282-8820
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, par value $0.01 per share
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g4(a)(1)	☒
Rule 12g4(a)(2)	☐
Rule 12h3(b)(1)(i)	☒
Rule 12h3(b)(1)(ii)	☐
Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date: None*

*
Pursuant to the Agreement and Plan of Merger dated as of August 20, 2018 by and among Colony Capital Investment Holdco, LLC, CNI NS/RXR Advisors, LLC, CNI NS/RXR Advisors Merger Subsidiary, LLC and NorthStar/RXR New York Metro Real Estate, Inc. (the “Registrant”), the Registrant merged with and into CNI NS/RXR Advisors Merger Subsidiary, LLC on October 22, 2018, at which time the separate corporate existence of the Registrant ended.

Pursuant to the requirements of the Securities Exchange Act of 1934, CNI NS/RXR Advisors Merger Subsidiary, LLC, as successor by merger to NorthStar/RXR New York Metro Real Estate, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 22, 2018	CNI NS/RXR Advisors Merger Subsidiary, LLC, as successor by merger to NorthStar/RXR New York Metro Real Estate, Inc.

	By:	/s/ Ronald M. Sanders
	Name:	Ronald M. Sanders
	Title:	Vice President and Secretary